Filed by Technip S.A.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies: Technip S.A., FMC Technologies, Inc. and FMC Technologies SIS Limited

Date: June 10, 2016

This filing relates to a proposed business combination involving

Technip S.A., FMC Technologies, Inc. and FMC Technologies SIS Limited

(Subject Company Commission File No.: 001-16489)

Forward-Looking Statements

This communication contains “forward-looking statements”. All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate.

Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure to obtain favorable opinions from counsel for each company to the effect of how FMC Technologies SIS Limited (to be renamed TechnipFMC plc) (“TechnipFMC”) should be treated for U.S. tax purposes as a result of the proposed transaction; risks associated with tax liabilities, or changes in U.S. federal or international tax laws or interpretations to which they are subject, including the risk that the Internal Revenue Service disagrees that TechnipFMC is a foreign corporation for U.S. federal tax purposes; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in client spending or a slowdown in client payments; unanticipated changes relating to competitive factors in the companies’ industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls.

All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in FMC Technologies’ (“FMC Technologies”) Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by FMC Technologies and TechnipFMC with the United States Securities and Exchange Commission (the “SEC”) and those described in Technip S.A.’s (“Technip”) annual reports, registration documents and other documents filed from time to time with the French financial markets regulator (Autorité des Marchés Financiers or the “AMF”). We wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

Additional Information

Important Additional Information Will be Filed with the SEC

TechnipFMC will file with the SEC a registration statement on Form S-4, which will include the proxy statement of FMC Technologies that also constitutes a prospectus of TechnipFMC (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on FMC Technologies’ website at www.fmctechnologies.com (for documents filed with the SEC by FMC Technologies) or on Technip’s website at www.technip.com (for documents filed with the SEC by Technip).

Additional Information Will be Made Available in an Information Document

Technip will prepare an information document to be made available in connection with the Technip meeting of stockholders called to approve the proposed transaction (the “Report”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE INFORMATION DOCUMENT, AND OTHER RELEVANT DOCUMENTS TO BE PUBLISHED ON THE TECHNIP WEBSITE, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the information document from Technip on its website at www.technip.com.

Important Additional Information Will be Made Available in an Prospectus Prepared in accordance with the EU Prospectus Directive

TechnipFMC will make publicly available a prospectus, prepared in accordance with the EU Prospectus Directive 2003/71/EC, with respect to the issuance of new shares as a result of the proposed transaction and their admission to trading on the regulated market of Euronext Paris (including any supplement thereto, the “Admission Prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT

DOCUMENTS, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Admission Prospectus from TechnipFMC when available.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Participants in the Solicitation

FMC Technologies, Technip, TechnipFMC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of FMC Technologies and Technip, respectively in respect of the proposed transactions contemplated by the proxy statement/prospectus and the Report. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of FMC Technologies and Technip, respectively, in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding FMC Technologies’ directors and executive officers is contained in FMC Technologies’ Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 25, 2016, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Information regarding Technip’s directors and executive officers is contained in Technip’s Annual Report for the year ended December 31, 2015 filed with the AMF and can be obtained free of charge from the sources indicated above.

***

Filed by Technip S.A.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies: Technip S.A., FMC Technologies, Inc. and FMC Technologies SIS Limited

Date: June 10, 2016

This filing relates to a proposed business combination involving

Technip S.A., FMC Technologies, Inc. and FMC Technologies SIS Limited

(Subject Company Commission File No.: 001-16489)

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 1 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 Driving Change by Redefining the Production and Transformation of Oil and Gas

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 2 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 Disclaimer Forward - Looking Statements This communication contains “forward - looking statements” . All statements other than statements of historical fact contained in this report are forward - looking statements within the meaning of Section 27 A of the Securities Act of 1933 , as amended (the “Securities Act”), and Section 21 E of the Securities Exchange Act of 1934 , as amended (the “Exchange Act”) . Forward - looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results . Forward - looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof . The absence of these words, however, does not mean that the statements are not forward - looking . These forward - looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us . While management believes that these forward - looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate . Factors that could cause actual results to differ materially from those in the forward - looking statements include failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise ; failure to satisfy other closing conditions to the proposed transactions ; failure to obtain favorable opinions from counsel for each company to the effect of how TechnipFMC PLC (“ TechnipFMC ”) should be treated for U . S . tax purposes as a result of the proposed transaction ; risks associated with tax liabilities, or changes in U . S . federal or international tax laws or interpretations to which they are subject, including the risk that the Internal Revenue Service disagrees that TechnipFMC is a foreign corporation for U . S . federal tax purposes ; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected ; failure to realize anticipated benefits of the combined operations ; risks relating to unanticipated costs of integration ; reductions in client spending or a slowdown in client payments ; unanticipated changes relating to competitive factors in the companies’ industries ; ability to hire and retain key personnel ; ability to successfully integrate the companies’ businesses ; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including clients, employees and competitors ; ability to attract new clients and retain existing clients in the manner anticipated ; reliance on and integration of information technology systems ; changes in legislation or governmental regulations affecting the companies ; international, national or local economic, social or political conditions that could adversely affect the companies or their clients ; conditions in the credit markets ; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings ; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls . All of our forward - looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections . You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in FMC Technologies’ (“FMC Technologies”) Annual Report on Form 10 - K, Quarterly Reports on Form 10 - Q, Current Reports on Form 8 - K and other documents filed from time to time by FMC Technologies and TechnipFMC with the United States Securities and Exchange Commission (the “SEC”) and those described in Technip S . A . ’s (“Technip”) annual reports, registration documents and other documents filed from time to time with the French financial markets regulator ( Autorité des Marchés Financiers or the “AMF”) . We wish to caution you not to place undue reliance on any forward - looking statements, which speak only as of the date hereof . We undertake no obligation to publicly update or revise any of our forward - looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law .

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 3 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 Disclaimer Additional Information Important Additional Information Will be Filed with the SEC TechnipFMC will file with the SEC a registration statement on Form S - 4 , which will include the proxy statement of FMC Technologies that also constitutes a prospectus of TechnipFMC (the “proxy statement/prospectus”) . INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS . Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www . sec . gov . In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on FMC Technologies’ website at www . fmctechnologies . com (for documents filed with the SEC by FMC Technologies) or on Technip’s website at www . technip . com (for documents filed with the SEC by Technip) . Additional Information Will be Made Available in an Information Document Technip will prepare an information document to be made available in connection with the Technip meeting of stockholders called to approve the proposed transaction (the “Report”) . INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE INFORMATION DOCUMENT, AND OTHER RELEVANT DOCUMENTS TO BE PUBLISHED ON THE TECHNIP WEBSITE, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS . Investors and stockholders will be able to obtain free copies of the information document from Technip on its website at www . technip . com . Important Additional Information Will be Made Available in an Prospectus Prepared in accordance with the EU Prospectus Directive TechnipFMC will make publicly available a prospectus, prepared in accordance with the EU Prospectus Directive 2003 / 71 /EC, with respect to the issuance of new shares as a result of the proposed transaction and their admission to trading on the regulated market of Euronext Paris (including any supplement thereto, the “Admission Prospectus”) . INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS . Investors and stockholders will be able to obtain free copies of the Admission Prospectus from TechnipFMC when available .

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 4 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 Disclaimer No Offer or Solicitation This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European regulations . Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction . Participants in the Solicitation FMC Technologies, Technip, TechnipFMC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of FMC Technologies and Technip, respectively in respect of the proposed transactions contemplated by the proxy statement/prospectus and the Report . Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of FMC Technologies and Technip, respectively, in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC . Information regarding FMC Technologies’ directors and executive officers is contained in FMC Technologies’ Annual Report on Form 10 - K for the year ended December 31 , 2015 and its Proxy Statement on Schedule 14 A, dated March 25 , 2016 , which are filed with the SEC and can be obtained free of charge from the sources indicated above . Information regarding Technip’s directors and executive officers is contained in Technip’s Annual Report for the year ended December 31 , 2015 filed with the AMF and can be obtained free of charge from the sources indicated above . Legal Documentation The Memorandum of Understanding will be available on the Securities Exchange Commission (“SEC”) website (www . sec . gov) .

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 5 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 1 Strategic Vision 2 Key Terms of the Combination 3 TechnipFMC Going Forward 4 Appendix Agenda

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 6 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 1 Strategic Vision 2 Key Terms of the Combination Agenda 3 TechnipFMC Going Forward 4 Appendix

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 7 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 Driving Change by Redefining the Production and Transformation of O&G FMC Technologies and Technip to combine Surface Global product and service platform ▪ Enhanced offering in North America ▪ Strengthened international presence Best - in - class equipment and systems provider ▪ Leading and highly complementary equipment offering ▪ Scaling up best - in - class technology through enhanced R&D Products Unique capabilities throughout project life - cycle ▪ From concept to project delivery and beyond ▪ Setting new project economic standards Subsea Projects Subsea Services Enhanced service proposition ▪ Leveraging FMC Technologies’ leading solutions to service a larger installed base ▪ Expanding scope of service offering Onshore / Offshore Strong midstream/downstream footprint ▪ Leveraging further on Technip’s engineering capabilities ▪ From concept to technology to project delivery Builds a comprehensive and flexible offering across each market from concept to project delivery and beyond

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 8 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 Taking the Forsys Subsea Concept Further ….. ▪ Flexible risers and flowlines ▪ Umbilicals ▪ Pipeline / flowline / jumper installation ▪ Subsea equipment installation ▪ Platform design, fabrication, installation ▪ Topsides design and fabrication ▪ Subsea production systems ▪ Subsea services ▪ Control and automation systems ▪ Subsea well intervention ▪ Subsea separation and boosting Systems Improved project economics Deeper life - of - field Monitoring Further process and product standardization Reinforced full EPC execution capabilities Stronger R&D capabilities Integrated commercial approach Expanded resource / asset base x Significantly lower the cost of subsea field development through integration and reduced complexity x Maximize client success over the life of the field x Foster technological innovation to lower development costs and increase efficiency Integrated Business Model drives Simplification & Cost Reduction

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 9 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 And Beyond : Strengthening and solidifying innovation and technology A Unique, Comprehensive Offering Accelerating Benefits to O ur Clients Building on proven success ….. 9 Reservoir Development Subsea Field Development SURF Field Development Topsides & Facilities FEED Drilling & Downhole Completion SURF Subsea Production Systems Topsides & Facilities Execution Combined Entity Scope Forsys Subsea JV Scope Seismic & Informa - tion Gathering Concept Selection Reservoir & Downhole Capabili - ties Tender Prepara - tion From Concept: Further accelerate project economics To Project Delivery : Deeper into project execution

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 10 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 ▪ Leadership across Subsea, Surface and Onshore/Offshore , each supported by technology and innovation ▪ Comprehensive and flexible offering , from concept to project delivery and beyond ▪ Growth accelerator : Increasing innovation, improving execution, reducing costs and therefore enhancing customer success ▪ Builds on proven alliance and joint success ▪ Integrated, flexible and innovative solutions driving project efficiency and economics ▪ Stronger partner to our clients Strategic Highlights … and Creating Value for All Stakeholders Clients ▪ Stronger, multicultural and technology advanced company ▪ Highly skilled engineering capabilities of the combined company including manufacturing, project management and R&D headquartered in France ▪ Rapid integration built on working together and sharing the same values People ▪ Significant value creation ▪ One of the strongest balance sheets in the industry Shareholders

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 11 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 1 Strategic Vision 2 Key Terms of the Combination Agenda 3 TechnipFMC Going Forward 4 Appendix

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 12 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 Key Proposed Transaction Terms Company Name ▪ TechnipFMC Transaction Structure ▪ All - stock merger ▪ NewCo incorporated in the UK ▪ US reverse triangular merger for FMC Technologies and European cross - border merger for Technip Listing ▪ Shares listed on the NYSE and Euronext Paris with NewCo seeking inclusion in S&P 500 and CAC40 indices Transaction Terms ▪ At closing, each share of Technip common stock will be converted into 2.0 ordinary shares of TechnipFMC and each common share of FMC Technologies will be exchanged for 1.0 ordinary share of TechnipFMC ▪ Each company’s shareholders will own close to 50% of the combined entity Management and Corporate Governance ▪ Management team: – Executive Chairman – Thierry Pilenko – Chief Executive Officer – Doug Pferdehirt – Other senior executives identified, to be announced ▪ Board: 14 members with an equal number of FMC Technologies and Technip Directors Headquarters ▪ Headquarters in Paris, Houston and London Support ▪ Full support of the Board of Directors of both companies and of cornerstone investors for Technip ( Bpifrance , IFPEN) Next Steps ▪ Consultation of work council, regulatory approvals and other customary closing conditions ▪ Shareholders’ approval from both Technip and FMC Technologies ▪ Closing expected early in 2017 All - Stock Merger Clear Leadership and Balanced Governance Timeline to Closing

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 13 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 Onshore / Offshore Clear Leadership and Balanced Governance Subsea Surface Organisation Management Team Thierry Pilenko Executive Chairman Douglas Pferdehirt Chief Executive Officer Board of Directors Other senior executives identified Products Projects Services Five Business Units: Three headquartered in Paris and two in Houston 14 Board members with an equal number of Technip and FMC Technologies appointees Board of Directors Thierry Pilenko Douglas Pferdehirt Technip FMC Technologies

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 14 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 Pre - Tax Cost Synergies of at least $400mm p.a. 1 Cost structure defined as YE2015 Revenue less underlying adjusted EBITDA for both companies as reported. Average 2015 USD/EUR FX rate of 1.1097. Significant Potential for Synergies ▪ Expected to deliver at least $ 400mm in annual pre - tax cost synergies in 2019 on top of ongoing restructuring initiatives – 3 % of the combined cost structure¹ – 50% to be achieved in 2018 – Implementation costs of $250mm ▪ Key areas of potential cost synergies include – Supply chain improvement: reduction of combined direct spending on a series of product categories – Reduction of infrastructure costs: footprint rationalization ( eg . one single organisation per region) and IT costs – Corporate & Others streamlining: one Board, one ExCom, one Auditing company … ▪ Revenue synergies are expected to be achieved from the integrated subsea project execution model Supply Chain Corporate & Others Phasing of Net Synergies 2018 2019 Overview Annual Pre - Tax Cost Synergies Infrastructure $200mm $400mm+

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 15 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 1 Strategic Vision 2 Key Terms of the Combination Agenda 3 TechnipFMC Going Forward 4 Appendix

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 16 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 Notes: Revenue and operating profit as of YE2015 .. Backlog, debt and cash position as of 31 - Mar - 2016 1 EBITDA before restructuring, impairment and other exceptional items as defined by both companies in their respective previous public fi lings Strong Financial Profile Backlog $16bn $4bn c.$20bn Revenue $13.5bn $6.4bn c.$20bn EBITDA¹ Margin (%) $1.4bn 10.6% $1.0bn 15.2% $2.4bn 12.1% Gross Cash Position $4.7bn $1.0bn $5.7bn Shareholder Return Mechanism Offer shareholders an attractive and sustainable dividend Share repurchase program Attractive shareholder return policy including market based dividend; and share buy - back in line with cash flow generation Credit Rating BBB+ BBB / Baa2 Target solid investment grade credit rating TechnipFMC

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 17 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 Notes: Revenue as of YE2015. Key Success Factors for Driving Change Reliable and Efficient Execution ▪ Concept ▪ Project Delivery ▪ Beyond Differentiated Equipment and Technologies ▪ Highly complementary portfolio ▪ Scaling up best - in - class R&D ▪ Subsea ▪ Surface ▪ Onshore/Offshore Comprehensive, flexible offering ▪ Combined revenue of c.$20bn ▪ Strong backlog providing visibility ▪ Solid balance sheet ▪ Synergies Robust Financial Profile ▪ Complementarity ▪ Existing a lliance ▪ Talented employees Buiding on proven success TechnipFMC Compelling Combination of Two Market Leaders

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 18 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 1 Strategic Vision 2 Key Terms of the Combination 3 TechnipFMC Going Forward 4 Appendix Agenda

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 19 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 ▪ Products: trees, manifolds, control, templates, flowline systems, umbilicals and flexibles ▪ Subsea processing ▪ ROV’s and manipulator systems ▪ Subsea services – Drilling systems – Installation – Asset management and production optimization – Field IMR and well services Subsea Building on Complementarity to Create a Broad - Based Market Leader Overview of TechnipFMC ▪ Drilling, completion and production wellheads: – Surface integrated services – Frac stacks, arm manifold – Frac flowback services – Separation systems – Metering systems ▪ Fluid control – Treating iron, temporary pipe restraints, pumps, fluid ends – Water processing, advanced separation Surface ▪ Backlog: $ 10.6bn ▪ Revenue contribution: ▪ Backlog: $ 0.4bn ▪ Revenue contribution: 56% 9% ▪ Offshore products, technologies and services – Fixed facilities: Conventional platforms, self - elevating platforms, GBS, artificial islands – Floating facilities: FPSO , semi submersibles, Spar, TLP, FLNG – Services: Floatover installation , HUC Modifications ▪ Onshore products, technologies and services – Gas monetization, refining, petrochemicals, onshore pipelines, etc . ▪ Backlog: $9.8bn ▪ Revenue contribution: 35% Onshore / Offshore Note: Pro forma b acklog as of 31 - March - 2016. USD/EUR FX rate o f 1.1397 as of 31 - March - 2016.

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 20 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 Seamless Reach Across Geographies Pipe Plants Umbilicals Plants Spoolbases Construction Yard Logistic Bases Regional Headquarters Operating Centers Subsea Manufacturing Facility Subsea Service Base Subsea Technology Centre Milton Keynes Marseille Lyon Oslo Mexico City Luanda Ho Chi Minh City Cairo Claremont Ciudad del Carmen Bogota Caracas Port - Of - Spain Chennai Mumbai New Delhi Al - Khobar Doha Calgary Weymouth Boston Seoul Shanghai Jakarta Balikpapan Bangkok Rayong Athens St. Petersburg Lisbon Barcelona Warsaw Evanton Orkanger Vitória ( Flexibras ) Açu ( Flexibras ) Macaé Port of Angra Pori Tanjung Langsat ( Asiaflex Products) Batam Le Trait ( Flexi France) Lobito ( Angoflex ) Dande Mobile Houston Kuala Lumpur Kuwait Moscow Frankfurt Abu Dhabi St.John’s Singapore Rio de Janeiro Zoetermeer Newfoundland Stavanger Ivory Coast Accra Lagos Congo Perth Rome Aberdeen Paris London Alger

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 21 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 ▪ Others include: — Independents — Midstream — OFS players Notes: Based on 2015A revenues and estimated split between IOC/NOC/Independent, Midstream and OFS of 35%/35%/30% for FMC Tech nol ogies and 40%/40%/20% for Technip . 1 Average 2015 USD/EUR FX rate of 1.1097 . A Diversified Client Base Strong Complementarities - Estimated Combined Revenue Breakdown¹ Combined Revenue of c.$20bn (2015) International Oil Companies National Oil Companies  38%  38%  23%

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 22 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 A Global Market Leader in Subsea Systems and a Leading Provider of Technologies and Services to the Oil and Gas Industry Overview of FMC Technologies Segment Activity ▪ Subsea production systems – Trees, Manifolds, Control Systems, Template Systems, Flowline Connection ▪ Subsea separation and boosting systems ▪ Subsea services – Installation, Asset Management, Well Services, Production Optimization ▪ Multi - phase meters ▪ Remotely operated vehicles (“ROVs”) and manipulator systems ▪ Drilling, completion and production wellheads: – Surface integrated services – Frac stacks – Frac flowback services – Separation systems – Metering systems ▪ Fluid control – Treating iron, temporary pipe restraints, pumps, fluid ends ▪ Measurement solutions designs products and systems used to measure and control the flow of liquids and gases ▪ Loading systems transfer petroleum, LNG, and chemical products between fixed and mobile installations ▪ Systems designed for separation of oil, gas, sand, and water in surface, subsea and topside applications Subsea Surface Technologies Energy Infrastructure 2015 Adjusted ▪ Revenue: $4,509mm ▪ Operating income : $630mm 2015 Adjusted ▪ Revenue: $1,488mm ▪ Operating income : $61mm 2015 Adjusted ▪ Revenue: $395mm ▪ Operating income : $3mm

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 23 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 A World Leader in Project Management, Engineering and Construction for Oil & Gas, Chemicals and Energy Companies 1 Adjusted operating income from recurring activities after Income/(Loss) of Equity Affiliates. Overview of Technip Segment Activity / Know - how ▪ Subsea field architecture and integrated subsea design ▪ Manufacturing, spooling & installation pipelines ▪ Project management: engineering, procurement, construction, logistics and installation using our high - end fleet ▪ Preliminary studies to detail design ▪ Project management: Engineering, procurement, construction ▪ Technology supply and project management Key Differentia - tors ▪ Proprietary pipe technologies (rigid & flexible) ▪ Leading industrial plants and operational facilities ▪ Alliances with industry leading partners ▪ High added - value process design skills ▪ Proficiency in design of all platform types ▪ Proprietary technology, know - how and license partners Subsea Onshore / Offshore Deepwater Infield Lines Ultra - Deep Water Infield Lines Deep - to - Shore 2015 Adjusted ▪ Revenue: € 5,876mm ▪ Operating income¹: € 851mm 2015 Adjusted ▪ Revenue: € 6,333mm ▪ Operating income¹: € 218mm

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 24 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 Vertically Integrated Solutions: A Proven Model Overview of Technip ▪ Design, supply, EPCI (1) and commissioning of flexibles and umbilical OFFSHORE ONSHORE SUBSEA SUBSEA ONSHORE Jangkrik , ENI, Indonesia ▪ EPC (3) of onshore gas treatment plant ▪ D esign , supply and installation of flexibles SUBSEA OFFSHORE Juniper, BP, Trinidad & Tobago ▪ EPC (3) of topside and jacket ▪ Fabrication , transportation and installation of subsea system SUBSEA OFFSHORE Mariscal Sucre, PDVSA, Venezuela ▪ EPCM (4) of platform ONSHORE ▪ Umbilical design and supply ▪ EPCI (1) and pre - commissioning of SURF (2) using Heerema and Technip vessels SUBSEA Kaombo , Total, Angola ▪ Transportation , installation and pre - commissioning of pipelines SUBSEA OFFSHORE Malikai , Shell, Malaysia ▪ EPC (3) of Tension Leg Platform ▪ Design and EPCI (1) of flexible and flowlines SUBSEA OFFSHORE Prelude FLNG, Shell, Australia ▪ Design and EPC (3) of Floating Liquefied Natural Gas facility ONSHORE ▪ S upply and installation of gas processing equipment (1) Engineering, Procurement, Construction and Installation (2) Subsea Umbilical, Risers & Flowlines (3) Engineering, Procurement and Construction (4) Engineering, Procurement and Construction management